Business Plan

January 1, 2020
REVISION: March 1, 2020

Moya's Cuban Creations
Moya's Kitchen Concepts, LLC
Mailing Address
13006 Dubin Drive
Spotsylvania, VA 22551
267-245-4201
www.moyaskitchenconcepts.com
chefhector@moyaskitchenconcepts.com

Physical Address
27 McWhirt Loop
Unit 110
Fredericksburg, VA 22406

Confidentiality Agreement

The undersigned reader acknowledges that any information provided by <u>Moya's Kithchen Concepts, LLC</u> in this business plan, other than information that is in the public domain, is confidential in nature, and that any disclosure or use of same by the reader may cause serious harm or damage to <u>Moya's Kitchen Concepts, LLC</u>. Therefore, the undersigned agrees not to disclose it without express written permission from <u>Moya's Kitchen Concepts, LLC</u>.

Upon request, the undersigned reader will immediately return this document to <u>Moya's Kitchen Concepts, LLC</u>.

_____
Signature

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Name (typed or printed)

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Date

This is a business plan. It does not imply an offering of securities.

Table of Contents

Executive Summary

Moya's Kitchen Concepts, LLC (MKC) mission is to expose our guests to Cuban-Latin flavors by providing quality sustainable food, organic, eclectic, scratch meals. This is done by demonstrating that quality food can be made with exotic and unique spices within an affordable budget. "Great Food" does not mean "expensive" food.

Our vision for Moya's Kitchen Concepts is to provide authentic Cuban Food and Flavors to Virginia, Maryland and, Washington D.C. through a **Catering Company; A Cuban Themed Food Trailer called "Moya's Cuban Creations"; and a Takeaway Service.** Services will also include cooking lessons (on/off sight) and contracts with local resources such as summer camps, schools, etc. and "Pop-Ups". Within 2-4 years we plan on having a brick and mortar establishment **(Moya's Cuban Bistro)** in the Stafford Region which will be an add on to the current offerings.

Our target guests will be anyone who enjoys quality, sustainable Cuban-Latin food prepared from scratch with finesse and care. Our catering department will focus on building up special events such as Quinceañera's, Small Weddings, Church Events, Pop-Up's etc. We will have a menu that may change based on seasonality and food availability. The intention is to provide breakfast and lunch options during the day and during the evening and weekends our food trailer will seek patronage at breweries, pop-ups, wineries, etc. We will also participate in special events within the state of Virginia, Maryland and Washington D.C.

As a Husband/Wife Team, we are committed to having a successful business ran by a committed couple with strong work ethics. Mrs. Moya will be assisting Chef Moya at special events and evenings in addition to directing the catering division of the company.

Our immediate goal is to obtain financial backing through a loan and/or capital investment of **$15,000** for the build-out of the food trailer and initial operating expenditures. The food industry is very competitive; however, our marketing research shows that there is no known authentic organic, non-GMO, scratch Cuban Food in the area. Chef Moya has been an executive chef at several distinguished entities and has been in the food service business for over 30 years. He has managed kitchens with a yearly gross income of 2.5 million and is an expert at reduction in operational costs, labor costs and improved inventory control. His distinguished professional background, exemplary classical education, and passion for all aspects of the culinary industry will be an asset to his goal of managing a professional Authentic Cuban Food Business. Most recently, he was nominated for the Executive Chef category of **Inside Nova 2017 Best of Prince William County**.

Our anticipated first year income analysis projects revenue of $232,152 with labor costs approximately 12.4% . Business expenditures of approximately 34.6% leaving 61.4% to be reinvested into the business and to pay loan debt.

II. Company Description

1. **Company mission statement**
   Moya's Kitchen Concepts, LLC (MKC) mission is to expose our guests to our Cuban-Latin flavors by providing quality sustainable food, organic, scratch meals which are eclectic in its essence and compliments the culinary experience of our guests. This is done by demonstrating that quality food can be made with exotic and unique spices within an affordable budget. "Great Food" does not mean "expensive" food.

2. **Company philosophy and vision**
   Our Philosophy "Great Food" does not mean "expensive" food, is the core of our business. We believe in supporting local farms and fisheries which produce healthy products through sustainable and organic practices. We believe in collaboration within the local community to support meaningful relationships and inspire fellow business owners to invest in community growth and prosperity, while providing a quality product. Educating our guests to the unique and varied flavors of Cuban Latin Cuisine is what we strive for with each encounter. As a company that puts customer service first, we will stress that our "concierge" approach to catering is unique in that with each guest interaction we present customized and personalized menus.

3. **Company goals**
   Our Short-Term Goals are as follows:
   To provide quality, organic, non-GMO prepared with excellence in mind. By partnering with local Wedding and Party planners, we endeavor to cater events, such as Quinceañera's, Weddings, Family reunions, etc. Our services are open to anyone, however, there appears to be limited offerings (a void) in the area for culturally competent personalized "scratch" catering for the large Latino community of Washington D.C., Prince William, Fairfax and Arlington Counties in Northern Virginia. We can position ourselves to fill this void.

   Our Long-Term Goals are as follows:
   Our intention is to increase our Brand recognition via Social Media Campaigns and special events. These and other efforts we hope, will generate an appreciation of Cuban Food and Chef Moya's expertise in organic, sustainable and flavorful food preparation. This will lead us to have a brick and mortar Restaurant within 2-4 years.

4. **Target market**
   Our target guests will be anyone who enjoys quality, sustainable food prepared with finesse and care. Our concierge approach to catering will attract those guests who enjoy a personal approach to their event planning and appreciates individualized attention to detail in every aspect of their party planning.

5. **Industry**

"More than seven years have gone by and the food trailer industry is still riding high. The industry has been in continuous growth and in the past five years alone, it has grown by 12.4. It has had an almost four times increase. This hike has made it one of the best revenue generating segments in the overall food industry, currently producing $1.2 billion per year from 4,130 food trailers all over the United States. That's $290,556 on average per food trailer. The average meal ordered at food trailers costs about $12.40, which is much less than a restaurant dine-in…The food trailer industry has managed to get into powerful consumer trends where people can get fresh and quality food which is served fast and super conveniently. Using the help of social media, they can easily broadcast any new concept or ideas they have regarding menus, location, or even their business model and get quick responses so that they can alter their methods accordingly.[1]

The food industry is very competitive, especially catering; However, our marketing research shows that the concierge food services market is not saturated, especially from the Latin perspective. "Concierge" in this framework is that we will personalize our catering services to our customers. The concierge industry itself is only about 25 years old and started with a few brave pioneers who took the hotel concierge idea and decided to offer it to the corporate world. Although the concierge industry is fairly new, the number of companies that are catering to time-starved people is skyrocketing as is the customer demand for such businesses. Our catering model of being concierge is our strength. Larger Catering businesses with multiple layers of the consult experience make guests feel like they are on an assembly line and encourage guests to pick from a pre-fix menu. With MKC, all aspects are filtered through and administered by Chef Moya. Chef Moya does not have a cookie-cutter catering menu, but rather will provide each guest multiple food options based upon their unique cultural background, requests and financial means. Chef Moya is experienced to prepare all types of food (except Asian). Chef Moya's experience as a Catering Executive Chef at **The Lakeside Inn, Limerick, PA** allows him to speak as an expert on all aspects of catering to guests allowing them to have a complete and informative consult in addition to his 30 years in the restaurant business.

Using Wedding Wire, we researched Wedding Venues (owned by or offering Latin Cultural Services) in the D.C. metro area/Virginia Suburbs (75-mile radius). Out of 85 Wedding Venues there was only one "Latin" space listed. This was a dance studio that offered its space for rent, but no catering in house.

Using Wedding Wire, we researched caterers (owned by or offering Latin Cultural Services) in the D.C. metro area/Virginia Suburbs (75-mile radius). Out of 84 caterers listed, none were owned by or specialized in Latin Cuisine. Using Yelp Search, we researched Cuban Restaurants in Fredericksburg and there are only two casual dining establishments in the area. Using Google Search to find Cuban Caterers, none were listed in the Fredericksburg area and those listed were primarily found in the Newport News/Virginia Beach area. Those in that area were all restaurants or cafeterias. We found other establishments; however, those were either strictly Mexican fare or a "fusion"/Americanized version of several Latin cultures. Additionally, very few of the caterers listed on Wedding Wire or Google Search emphasized farm-to-table, non-GMO, or supporting local resources. None encompassing all these aspects were listed.

Although catering appears competitive, our personalized service and concierge focus in addition to Chef Moya's Cuban background will allow us to stand out among other catering services.

Our business will show how quality, farm-to-table, diversified cuisine can be affordable and accessible. We will demonstrate that quality food can be provided without exorbitant pricing.

6. **Legal structure**

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[1] http://www.foodtrailerhq.com/growth-food-trailer-industry/, The Growth of the Food Trailer Industry, April 7, 2016

a. Our legal structure is an LLC. We chose this structure to protect our personal property and investments.

III. Products & Services

1. **Your company's products and/or services:**
Moya's Cuban Creations food trailer provides quality, eclectic, quality, sustainable, scratch Cuban food prepared with finesse and care. MKC provides off site concierge catering to medium (100 >) parties. All raw ingredients for the daily sales of the food trailer and concierge catering services will come from retailers that offer organic, non-GMO, sustainable and local foods. Examples are: Polyface, Inc. (family owned, multi-generational, pasture-based, beyond organic, local-market farm for organic local fruits and vegetables and local beef, poultry and pig farms. raised beef farms. Rappahannock Oyster Co., and wholesale retailers such as Performance Food Group and Keany Produce (local).

The problem the product or service solves:
The problem we are solving with its Cuban Food Trailer and catering service is access to **_quality affordable Cuban food_** without the **_Fine Dining price_**. "The Latino presence in the Washington, DC, metropolitan area has diverse roots and a rich history. Today, this unique Latino community is the 12th largest in the nation. While people of Salvadoran origin are the most numerous, this area is also home to those who hail from Mexico, Puerto Rico, Guatemala, Cuba, the Dominican Republic, Bolivia, Argentina, Chile, Colombia, Ecuador, Honduras, Nicaragua, Paraguay, Peru, Spain, Uruguay, and many other nations and cultures."[2]
"Entrepreneurs and corporate executives across America are awakening to the importance of Hispanic consumers and their growing purchasing power, estimated to reach $1.5 trillion dollars by 2015…Hispanic consumers don't want to be sold to, they want to connect with brands that embrace their culture and commit themselves to earning long-term and trustworthy relationships."[3] Our MKC Authentic Cuban food trailer will provide consumers an avenue to obtain quality Cuban-Latin food without a large price tag.

2. **Any proprietary features that give you a competitive advantage**:
Chef Hector has written a Cuban Cookbook which will require Copy Writing to protect proprietary recipes and to patent Love Latin Spice.

3. **How you will price your product or service:**
MKC Cuban Food Trailer anticipates that its daily menu sales will be between $9.00 and $12.00 depending on the item. These prices are within the parameters of national averages and the DC Metropolitan Area based upon our survey of Local food trailers and on-line resources.   Catering prices will be broken into 3 categories (Low end party, Medium end party, High end party), depending on the cuisine, number of guests, locale and labor costs. All quotes will be personalized based upon current food costs and the individual desires of the guests.

IV. Marketing Plan

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[2] **Latinos in the Washington Metro Area**
By Maria Sprehn-Malagón, Jorge Hernandez-Fujigaki, Linda Robinson, 2014
[3] Forbes, **Capturing the Hispanic Market Will Require More Than A Total Market Strategy**, Glenn Llopis ,
Contributor, May 13, 2013 @ 09:45 AM

1. **Market research**

Primary Market Research Information-FOOD TRAILERS
On 12/10/2016 we went Washington D.C. and spent several hours auditing the food trailers located near the national mall, close to the Washington Monument. We were able to interview food trailer operators about the requirements of working in D.C. and their overall profit margins. In addition, we were able to survey the types of foods being offered; the number of patrons per trailer and the reactions of tourists to the cuisine of the food trailers. The average price of the food being offered was between $7.00 and $12.00 (depending on the item, serving size, etc.) we attended a Food Trailer event in Woodbridge, VA on 5/27/2017 and during that event it was observed that out of 13 trailers, only one "appeared" to be creating scratch food. Pricing at this event was estimated between $8.00 and $12.00 (depending on the item, serving size, etc.). Some trailers had a smorgasbord of fried foods, including Empanadas; However, upon tasting them, Chef Moya found that they were "pre-packaged frozen" food that could have been purchased at a wholesaler such as Costco or Sam's Club. The food tasted, did not appear to be fresh, organic, non-GMO and of the quality Chef Moya believes in serving. In addition to this, we spoke intimately with the editors and operators of marketing companies such as **Roaming Hunger.com Agency, The Editor of the Fauquier County and Prince William County Newspapers, and VAStrEats.**   What we discovered is that the only Cuban themed food trailer in the D.C. metro area was **A' Lo Cubano** which closed down in 2013. In Addition, in June 2019 we ate at a newly opened Cuban Café in Fredericksburg called Cuban Carvings on Rte. 1. They had just transitioned from a food truck to a brick and mortar. They did not serve Farm to table food. As of this writing Yelp has them listed as no longer in business. Research on "Google" reveals that there is a thriving food truck industry in Richmond Virginia. This industry has a variety of food trucks and trailers serving fast food, snacks, and meals. There are a number of Latin themed food trucks/trailers including Puerto Rican, South American and Mexican; however, there is not one "Cuban" food truck. This vacancy provides an opportunity for Moya's Cuban Creations to educate consumers on the significant differences between Cuban cuisine and other Latin-based cuisines.

Secondary Market Research Information
FOOD TRAILERS
- Trends in the industry – As of November 2016, according to "IBIS" World, Food Trailer Market Research shows that there are no companies with a dominant market share in this industry.
  Industry Threats & Opportunities: Despite strong performance, some operators have been held back by regulations, increased competition and low profit margins; Laws restricting food trailer operators in some cities have hindered growth.

  Industry Analysis & Industry Trends: The Food Trailer industry has only grown in strength over the past five years and is one of the best-performing segments in the broader food-service sector. The industry's remarkable rise has been largely attributable to changing consumer preferences in favor of unique, gourmet cuisine at budget-conscious prices. Despite strong industry-wide performance, some food trailer operators have been held back by municipal regulations, increased competition and low profit margins. The industry will face various challenges over the next five years, especially regulatory hurdles, which have restricted the industry's growth over the past five years. Parking laws and other ordinances are still evolving in many cities to catch up with the industry's transformation.
  Industry Report - Industry Key Buyers Chapter: The Food Trailer industry exhibits a low level of concentration due to the highly fragmented nature of the industry. Most food trailers are owner-operated and do not employ any workers. Additionally, there are no major players in this industry that control more than 5.0% of market share. IBIS World expects the top four food trailers to account for less than 5.0% of industry revenue in 2016. While the leading industry operators, such as Kogi, have added more trailers to their business over the past five years, new enterprises have entered the industry at a faster rate, causing the

industry to become more fragmented. IBIS World anticipates this trend to persist in the upcoming years as mobile food vending becomes popular in less saturated regions. <u>Operators that include healthy options will be best situated for success.</u>

- Our target market for daily sales and food trailer events will be anyone preferring Cuban-Latin Cuisine which is fresh, organic, and flavorful; however for catering, we will promote our services for Weddings, Quinceañera's, Family Reunions, "pop-ups", etc.

CATERING
- Trends in the target market –
  "Menu trends today are beginning to shift from ingredient-based items to concept-based ideas, mirroring how consumers tend to adapt their activities to their overall lifestyle philosophies, such as environmental sustainability and nutrition. Also, among the top trends for 2017 we're seeing several examples of house-made food items and various global flavors, indicating that chefs and restaurateurs are further experimenting with from-scratch preparation and a broad base of flavors." [4]
  According to the National Restaurant Association News and Research "2017 What's Hot" News Release the following are the anticipated trends in the food industry. (Those marked with * depict areas MKC focuses on)
  <u>Top 10 Industry Concept Trends:</u>
  I.   Hyper-Local Sourcing *
  II. Chef Driven Concepts *
  III. Natural Ingredients/Clean Menus *
  IV. Environmental Sustainability *
  V.   Locally Sourced Produce *
  VI. Locally Sourced Meat and Seafood *
  VII. Food Waste Reduction *
  VIII. Meal Kits
  IX. Simplicity Back to Basics *
  X. Nutrition *
  Barriers to entry
- Startup costs- Business Vehicle loan for the Food Trailer.
- Production costs-Financial Assistance for the first 2-4 months of supplies for the Food Trailer and Catering, Permits, cost of additional equipment for the trailer if needed.
- Building a client base at food trailer rally's, participation in on-line food trailer mobile apps to allow for customer patronage, booking for events, etc. This avenue will translate to our social media platform which will allow our followers to know when and where we'll be marketing our goods. It is hoped that using these outlets, through grassroots efforts, will allow for brand recognition and growth,

2. **Threats and opportunities**
   - Threats may be changes in local government regulations
   - Threats may be changes in the economy due to the current political climate
   - Accessibility to prime locations to sell.
   - The opportunity to be competitive in the arena of Quinceañera Banquet Catering, small parties and weddings due to our pairing with local wedding and party planners.
   - Threat will be the time it takes to cultivate a reputation within the Latino community; however, it will turn into an opportunity over time.

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[4] *Hudson Riehle, senior vice president of the National Restaurant Association's research and knowledge group*

SWOT Analysis Worksheet

	Strengths	Weaknesses	Opportunities	Threats
Product/ Service Offering Food Trailer/Catering/ Quinceañera parties, etc.	*Concierge Approach to catering *Cuban Specialty *Opportunity for Growth per national statistics *Organic/farm-to-Table/ Healthy meals	*Saturation in Competition due to density of area *Start-up	*Chef Moya is the only known of classically trained Chef of Cuban Nationality in the immediate area proposing catering and offering Cuban Cuisine we could identify using website research and local resident information.	*Seasonal ups/downs *competition from corporate entities *Inclement Weather
Brand/ Marketing	*On-Line Presence *Blogging *Educational Videos *Networking through the Spanish Apostolate-Diocese of Arlington, VA. Media Ads BBB	*None that are assessed	*Linked In *You Tube Videos *Google *Facebook/Twitter *Yelp/Yellow Pages online *Church Bulletins *Latino/African American/ Women's Business Associations *Monthly Networking Groups	*none assessed at this time
Staff/HR	*Husband and Wife Team that meet the government's identification of Minority and Woman Owned Business *Media/On-Line Marketing Contractor *Bookkeeper to assist Mrs. Moya *CPA *Line Cook and Servers as needed for Catering	*None	*Growth as business grows. *Special Event Opportunity	*none

Finance	*Frank Mitchell, CPA- Accounting Services *Bank of America *MWU Small Business Incubation Services	*limited startup capital without a micro or small business loan	*use of CPA when needed	*initial startup funds availability
Operations/ Management	*Chef Hector and Mrs. Moya	*none at this time	*none assessed at this time	*none at this time
Market	*Strong due to our Concierge model and family dedication	*Limited assessed weaknesses for Cuban Food.	*immense	*competition from existing caters

Strengths to help with improving our weaknesses or combating threats.

Cuban Cuisine, as previously stated, appears to be an untouched commodity in the Virginia/D.C. Metro area for the Food Trailer Business and Catering. Being 1ˢᵗ generation Cuban American in addition to professional training and experience, is a strength because it allows Chef Moya to expose this area to the unique flavorful delicacies of Cuban Food. Chef Moya is perfectly positioned to build on this interest by introducing Cuban flavors through a multi-sensor culinary experience. This is the time to take advantage of this opportunity where **limited assessed** competition currently exists. Our philosophy of using organic, locally sourced, natural and sustainable raw materials ensures a healthier food option for our community.
Our additional short term and long-term goals are to partner with local wedding and party planners, to cater events, such as Quinceañera's, Weddings, Family Reunions, etc. which can allow for opportunity to serve the community and exposure of Chef Moya.

Based on the information above, what are your immediate goals/next steps?

 Our immediate goal is to obtain a small business loan for startup costs and/or a capital for the cost of the Trailer itself.

Based on the information above, what are your long-term goals/next steps?

 Our long-term goals is to build an on-line following and sustainable customer base for Our Restaurant and Catering. In addition to, looking forward to having several restaurants in the next 7-10 years.

3. **Product/service features and benefits**

We will use the opportunity to educate the community on the Cuban Food Profiles and how it's fusion into many varieties of foods is unique. The most important feature of our catering service is that each client meets personally with Chef Moya and assists in the design of their unique and diversified menu. Before the finalization of a menu, each customer will have a tasting, at their convenience", to ensure that all aspects of their menu have

been included. Some of the important benefits of this service is that Chef Moya hopes to corner the market on family centered events such as Weddings and showers, holiday parties, and Quinceañera's.

After-sale services provided:

Chef Moya and Mrs. Moya will respond to each and every catering guest personally which allows for on-going support, feedback and future referrals. Our Service contracts will be reviewed completely by Chef Moya or Mrs. Moya with each and every guest to ensure that they understand what they are receiving in exchange for financial compensation.

4. Target customer

Our target consumer for MKC Creations is anyone who enjoys quality, sustainable, scratch food without a high-end cost. Our target market for specialty catering are Latin Americans who are planning Quinceañera's, as this is a unique rite of passage for 15-year-old girls. These celebrations are often elaborate and by Chef Moya being Latino and knowledgeable on traditions and customs, allows for him to be a perfect fit for such events. We will be collaborating with community businesses that offer ancillary services such as photography, music and floral. Such businesses in the Latino community will emphasize our desire to build community relationships and revenue. "What used to be a traditional Latino "rite of passage"…**Quinceañera's** parties have become as big and expensive…. Hired halls; fantasy gowns for the birthday girl, catered meals; etc. Some parents go as far as getting a second mortgage on their homes to pay for such extravaganzas. The average cost of the most modest Quinceañera's party is $5,000. Those parents… can spend as much as **$80,000**. With an estimated **400,000 Latinas turning 15 each year**, ……everyone's out to make a buck out of this trend, which keeps getting more elaborate by the day…[5]

"The history of Quinceañera's dates back to the Aztecs around 500 B.C…For girls, it was the time in their life when they were presented to the community as young ladies, instead of girls…. it is also an enormous honor, one that Mexican girls today look forward to with pride and happiness…throughout the history of Quinceañera's, this event has been full of ritual and tradition. To celebrate the Quinceañera's, the proceedings begin with a Thanksgiving Mass (Misa de Acción de Grácias)...The Mass is held in the family's church and in the old days, would have been conducted in the community's gathering place. The ceremony is a reaffirmation of the baptismal vows made by her parents…. The history of Quinceañera's has passed cultural traditions and dearly held values on through many generations. What used to be a Mexican festival has been adopted by other countries in South America, and the tradition has been carried into the U.S. whereas the years go by, the celebrations become grander and richer. It has become the fashion among Latino families to hold a sweet fifteenth for their daughter's coming of age, which is lovely as it brings communities together, just as it did in the old history of Quinceañera's."[6] The Archdiocese of Arlington even has a website dedicated to the preparation for Quinceañera's just as if preparing for a wedding ritual. During an informal conversation with the parish coordinator, she stated that several parishes in the Arlington Dioceses have formal training and retreats to prepare Quinceañera's teenagers and their families in this rite of passage, similar to pre-Cana for wedding couples.

Our general Catering services will be targeted to those couples planning weddings, engagement parties, bachelor parties and wedding showers, office parties, holiday parties, weddings, etc.

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[5] **nydailynews.com/latino/15-wild-article-** (By Dolores Prida Wednesday, August 8, 2007) (excerpts)

[6] Nov 2, 2011 *quinceanerahistory.blogspot.com/*

OUR CONSUMERS:

* ages: 6-99+	*income 10K to 100K+
*Gender- M/F	*Occupations- All
*Location- within 100 miles of D.C.	*Education Level- elementary and above
FOR BUSINESSES	
*Industry- Food/catering for events	*Stage in business-Start up +
*Location- Northern VA/Central VA	*Annual Sales-$0<
*Size- small <	

Food Trailer Competition:

Research on "Google" reveals that there is a thriving food truck industry in Richmond Virginia. This industry has a variety of food trucks and trailers serving fast food, snacks, and meals. There are a number of Latin themed food trucks/trailers including Puerto Rican, South American and Mexican; however, there is not one "Cuban" food truck. This vacancy provides an opportunity for Moya's Cuban Creations to educate consumers on the significant differences between Cuban cuisine and other Latin-based cuisines.

5.   Positioning/Niche

Our positioning is excellent as physically we have access to surrounding counties that have a good median family income which means liquid assets to use on services such catered events and eating out. Our Niche market for catering will be Quinceañera's, Family Reunions and Weddings.   We will market our Catering (Quinceañera's) through collaboration with the Arlington Diocese Office of the Hispanic Apostolate. We will market this population through church bulletins; and in personal participation in diocese /parish social events to allow for sampling of our food and educating guests on our services. We will meet with individual parish priest who oversee Quinceañera Masses and offer tasting's; we will market to Latin venues who do not have on-site catering but who rent space for special events. Additionally, we will solicit catering opportunities through handing out brochures and samples to area businesses and social groups. We will have an online presence through media outlets such as: Wedding Wire, Joyful Event Store and Quinceañera Boutique. The Restaurant and Catering can be marketed in several different ways, with multiple packages and add-ons and to different target audiences. Pricing will be leveraged with a multi-pronged approach involving Social Media and crafting several marketing campaigns aimed at specific target audiences and demographics. A major step in creating a professional online presence is consistency across all social media platforms and website. By creating a consistent look or Brand across all applications, cross integrating each application and focusing on growing profiles on Instagram, LinkedIn, You Tube, Twitter and Facebook will lead to expanded Brand Awareness. LinkedIn is useful because Chef Moya has many professional connections that are Latino and Business Owners/Entrepreneurs who often connect through and look for catering services via LinkedIn. Social Media is a huge part of any Marketing effort; the sooner we dominate and become an authority on the Internet, the closer we are to establishing an authoritative Brand. Much of the values of initial Social Media campaigns are not observed until months later. This is laying the groundwork in defining our company and how our Brand is perceived. Getting 1000 followers on Twitter isn't going to make our Brand famous. Having 1000 Twitter followers helps Google and other search engines determine our value to the Internet community and how our website and information ranks against other experts in our field. Building a Social Media foundation and future network helps establish our Brand as a legitimate authority. Combine strong Social Media accounts with active and fresh content, not only will this increase interests in our account, it also broadens our visibility to potential guests. Further, the strength of the Social Media, a modern functional website, and increased visibility on the web helps define Moya's Kitchen Concepts

(MKC) as a solid, trustworthy Brand. Advertising will also include: Print (e.g. church bulletins, flyers, business cards etc.). We will also use Trade Shows and Networking groups in Loudon and Fairfax Counties in addition to the Latino Community near Richmond, VA to market our services

Additionally, with the use of the Richmond Food Trailer Association and Roaming Hunger, we will be linked with reputable programs that advocates, and supports Food Trailer Vendors in Chesterfield County, Henrico County, Spotsylvania County, Stafford County, Fredericksburg and across the country. This association will assist in identifying and competing for prime selling spots in addition to Food Trailer events. Roaming Hunger will be an avenue to notify consumers to our location and to also link MKC Cuban with potential catering and "pop up" opportunities. This Food Trailer Association does have monthly dues; however, Roaming Hunger is a free service offered to Food Trailer Vendors.

Our Current Company Logo is:
We hope our image will be that of Professional, Competent and Joyful.

Please see Attached

Our Moya's Cuban Creations Food Trailer will be wrapped in the Cuban Flag and our logo will be on the Front and Rear. "Authentic Fresh Cuban Food"

6. Promotional budget
ON LINE
- Before startup our initial expenditures are $787.87 (paid) spent on Website development, marketing research, business cards and brochures.

	Social Media Development	Website Hosting	Website Development & Mainteance	Blogging	Totals	
Quarter 1	$200.00	$0.00	$500.00	$0.00	$700.00	
Quarter 2	$200.00	$0.00	$0.00	$75.00	$275.00	
Quarter 3	$150.00	$15.00	$75.00	$100.00	$340.00	
Quarter 4	$150.00	$15.00	$75.00	$100.00	$340.00	
					$1,655.00	Total

- We anticipate expenditures on On-Line Media Marketing and platform development; Website maintenance; Website Hosting; Blogging; Brochures; Church Bulletin Ads; etc.: [p] Starting third quarter to be approximately $900.00
- Tasting Samples for Potential Customers: $250.00 (includes tasting containers)
- We will utilize on-line Food Trailer site for Brand advertising, Location Advertising and Catering Opportunities. Some of these sites are: https://roaminghunger.com/. Roaming Hunger was first cooked up as a passion project in 2009 to track the emerging movement of gourmet food trailers. The company grew, and is now the leading provider of turnkey food trailer catering, workplace meal programs, event concessions, and branded experiential marketing promotions, having served over 10 million meals through a network of over 9,000 tasty food trailers, carts and unique foodservice vendors. Roaming Hunger makes it easy to book the best food trailers for any event, across the country. Roaming Hunger also has a mobile app and website that connects foodies with food trailers, providing real-time tracking for food trailers and food carts across the country. Other sites that promote Food Trailers and provide virtual location reporting for Food Trailers are Food Fiesta, VA/DC StrEats and FoodTrailersDC.com. Our

Marketing and Social Media consultant will utilize these sites in conjunction with our Website (www.moyaskitchen.com) and Twitter Account (LatinChef1) to ensure that consumers have daily (and sometimes hourly) updates on our status.

Marketing Expenses Strategy Chart

	Food Trailer	Catering
One-Time Expenses	*Initial Start Up Expenses *Website Hosting and Development-Completed *Purchase of Web Domain-Completed *Printing of "MKC" professional shirts with logo	*Initial Start Up Costs *Website Hosting and Development-Completed *Purchase of Web Domain-Completed *Brochure
Monthly or Annual Expenses	*Advertisement in Church Bulletins and *Yelp *Brochure and Business Cards * quarterly Marketing and Social Media Management Fees	*Brochure and Business Cards * quarterly Marketing and Social Media Management Fees
Labor Costs	*Website Development and Maintenance *Nominal fee for personal solicitation (hourly rate) *Gas Reimbursement for meetings with local community leaders and potential partners.	*Website Maintenance *Nominal fee for personal solicitation (hourly rate) *Gas Reimbursement for meetings with local community leaders and potential partners.

7. Pricing

Food Trailer:
We anticipate that our daily menu sales will be between $9.00 and $12.00 depending on the item which is within the parameters of national averages and the DC Metropolitan Area. (Menu is part of the Addendum)

Pricing for Catering (Quinceañera's, parties, etc.):
Catering prices vary depending on the # of guests, type of event (buffet/sit down w/ serving staff); cost of proteins and other offerings (all based upon market prices at time of purchase); and length of event.
We are providing a projected price guide for a Low-End Event (1-50 guests, informal), Medium End Event (50-100 guests) and High-End Event (100+ guests). Projected Estimates include food costs, labor, supplies and incidentals.

In the first 6 months, We will be targeting Medium End Events due to location acquisition and staffing. We will provide a Projected "range" of costs purely for informational reasons.

Type of Special Event	Low End Cost (50+)	Medium End Cost (50-100)	High End Cost (100+)
Private Party	$3,000>	$5,000 -$10,000	$12,000>
Quinceañera	$5,000-$10,000	$11,000-$15,000	$16,000 >
Receptions	$10,000>	$20,000>	$25,500>

8. 12-MONTH SALES FORECAST
PLEASE SEE ATTACHED FOR DETAILS

The Sales forecast is estimated based upon a national average for Food Trailer profits. The overhead is relatively low due to a consistent monthly fee for commercial. The Sales Forecast does include the Self Employment Tax (based upon the 2016 tax code) with 12.4% for FICA and 2.9% for Medicare.

FICA **taxes** to be **withheld** from **employee** paychecks: Multiply the **employee's** gross pay by the FICA **withholding** amounts for Social Security (6.2 percent) and Medicare (1.45 percent).   The Daily Sales Assumption Work Sheet below was used to calculate cost for labor, sales, and the cost of running the food trailer.

Daily Sales Assumptions for a Food Trailer

1. # of people within walking distance of MKC Food Trailer location during weekday lunch – 3,000
2. % of people who buy lunch – 50%
3. Equals number of potential customers each day – 3,000 / 50% = 1,500 people
4. % of market that will choose MKC food trailer each day – 5% or 75 people
5. Average sale from menu – $12.75
6. Average daily sales on week day – $12.75 x 75 = $918.75
7. Saturday sales - % of market that will choose MKC food trailer on Saturday day – 5% or 1000 people=50
8. Average Saturday sales = $637.50
9. Total monthly sales = ($918.75 per day x 5 work days=$4593.75 per week) x 4 weeks=**$18,375** + ($637.50 on Saturdays x 4 weeks = **$2,550**) **=$20,925** multiplied by twelve (12) months = **TOTALS $251,100**

Catering Sales Assumptions for a Food Trailer

10. Special Event Catering (average 5 hrs of prep/5 hrs in service)- estimated minimum of 2 times per month in the first Six (6) Months of the year =$5000 x2**=$10,000x6=$60,000**
11. Total Sales for first 6 months = **$141,600**
12. Pop up (2) and Special Event Catering (2)(average 5 hrs of prep/5 hrs in service)- = estimated for a total of 4 times per month in the last six (6) months of the year= ($4530.00 x2)=**$9060** + ($5,000x2)**=$10,000** = **$19,060.00**
13. Total Sales for last 6 months**=$114,360**

V. Operational Plan

1. Production

MKC CUBAN will be a food trailer which will be appropriately Zoned by the State of Virginia, Maryland and Washington D.C. All food prep will be done in a commercial kitchen located in at 27 McWirt Loop, Unit 110, Stafford, VA 22406, zoned by the state and the Food Trailer, zoned by the state. This commercial kitchen is located in Stafford County, VA. While Chef Hector Moya will run the day-to-day functions of the business, Mrs. Moya as CEO, will be made abreast of all day-to-day operating costs, and will ensure that there is a secure monitoring system of the food trailer in place for the safety of all staff. Chef and Mrs. Moya will work collaboratively to ensure that all operating expenses are within budget, and that the quality of the food served is consistent and meets their standards and those of the regulating boards.

2. Quality control

All Food prepared by MKC CIUBAN will be overseen by Chef Moya himself, who is SafeServ Manager credentialed.

3. Location – Virginia(Richmond/Fredericksburg)

a. Location will change based upon day of week, time of day, permits, special events, etc.
b. Preparation and storage will be Commercially Zoned Restaurant and Kitchen-$2,100 deposit.
c. Zoning restrictions-TBD
d. Initial Start up Cost to include Food Trailer is $6,918.00 (includes: initial down payment, security deposit and 1st months payment
e. Utilities – Propane/Diesel $230 +/-

4. Legal environment-What type of legal environment will your business operate in? How are you prepared to handle legal requirements? Include details such as:

f. Licenses: Stafford County Business License- No fee for License/Permits if revenue is less than $10,000 or estimated upon yearly income; Food Establishment Permit Application $40.00; Health Department must have restaurant Plans must be approved and an inspection conducted before a Permit to Operate will be issued; Food equipment in a food establishment shall be certified or classified by an ANSI accredited certification program, an equivalent certification program, or approved by the Regulatory Authority before installation and/or use. NSF (National Sanitation Foundation) certification is the most prevalent type of certification for commercial restaurant equipment; Certified Food Manager (CFM) Certification.
g. We have no Trademarks, Copyrights or Patents in the process or applying for at this time.
h. We have obtained Professional Liability Insurance coverage for our business, Workmen's Compensation Insurance for employees, etc.
i. We are not required to have employees Bonded.

5. Personnel-

What type of personnel will your business need? Explain details such as:

The following are the job titles and the licensing or educational requirements (if any):
Executive Chef and Chief Executive Officer- Hector A. Moya
Chief Operating Officer and Employee Training Coordinator-Joyce Catherine C. Moya

Accountant- Contracted
1 Line Cook as needed
Catering events will require – 2 to 3 additional servers, depending on Event
Include job descriptions- Please see attached.
Pay structure for Executive Chef will be an owner draw. Line cook will be hourly.
We will use the following advertisement bases for job openings: Monster, Google, Indeed and Craigslist.

6. **Suppliers-**

- **Performance Food Group**
  12500 West Creek Parkway
  Richmond, VA 23238
  (804) 484-7700
- **History and Reliability**
  PFG has more than 12,000 associates working in 78 locations nationwide. They deliver more than 150,000 national and branded food products to more than 150,000 customer locations. With one of the nation's largest trailer fleets they have logged more than 156,000,000 miles.
- **Keany Produce**
  3310 75th Ave,
  Landover, MD 20785
  (240) 582-5220
- **History and Reliability**
  Keany Produce is still a family owned business of 34 years. An experienced management and sales team supplement the Keany brothers taking an active role in day-to-day operations. Keany Produce now employs over 400 people with a fleet of over 140 trailers.
- **Credit Policies**
  Both companies have the following Credit policies: COD; Payment within 15 or 30 days

- MKC does not expect any supply shortages or short-term delivery problems? If so, we will use Costco.
- Cost of cost of supplies can fluctuate as some produce is seasonal and other food items can be affected by the Stock Market, Demand/Supply, etc. Chef Moya's 30+ years of experience managing food cost will allow him to ensure that MKC's supply needs are met without exorbitant costs.
- Suppliers payments are terms are cash/check/credit card

7. **Credit policies**

Moya's Cuban Creations
Payment for service will be via cash or Credit at the time of service.

Moya's Kitchen Concepts Catering
Payment Policy will be as follows:
Deposit of $100.00 at time of Booking (Credit or Cash) or 15% of the Final Estimated COS.
(Payment Plans can be set up for payment up until the 90 days prior to Event)
¼ Payment of the Total Price 90 Days prior to Event (Credit or Cash)
Payment of balance 60 days prior to Event (Cash, Cashier's Check, Bank Draft, Money Order)
Refund Policy: If cancelled within 60 days of event, all monies refunded except for $100.00 deposit

VI. Management & Organization

1. **Biographies**
   Chef Hector A. Moya, Executive Chef and Chief Executive Officer
   Chef Hector Moya is the son of 1950's Cuban Exiles who was raised in Union City, New Jersey. Chef Moya began his culinary career as a child under the tutelage of his father. Chef Moya attended Hudson County Vocational School, where his Baking Instructor saw his talent and encouraged him to contend for and was granted a scholarship to the Prestigious Culinary School "Johnson and Wales University, in Providence, Rhode Island. At Johnson and Wales, Chef Moya was trained in the art of Classical French Cooking. Chef Moya has dedicated his career to creating beautiful blends of Latin and classical cooking. Chef Moya's culinary career spans 29 years of working in world-class steak houses in the Philadelphia/New Jersey region in addition to upscale restaurants and private dining venues in Pennsylvania, Ohio, New Jersey, Florida and Virginia. Chef Moya's career includes perfecting the skills of butchery and dry aging of meats; creating personalized spices and rubs; developing eclectic cultural blends in all he prepares. Over the years, Chef Moya has competed in Pennsylvania area cooking competitions and has won awards such as: Best in Appetizer, the Carousel Awards, Lakeside Inn, Limerick PA ; Best in Entrée, the Carousel Awards, Lakeside Inn, Limerick PA ; "Most Food Sold", the Carousel Awards, Lakeside Inn, Limerick PA   In the next year, Chef Moya and his wife plan to travel to Cuba to compliment his knowledge of Cuban Cuisine by voluntarily working side-by-side with Cuban Chefs in various regions of Cuba.
   Joyce Catherine Moya, Chief Operational Officer
   Mrs. Moya is a graduate of Bryn Mawr College and Licensed Clinical Social Work. Mrs. Moya has directed statewide Medicaid Budgets for a Behavioral Health Contractor in New Mexico in excess of $400,000. Currently Mrs. Moya owns and operates Hozho Behavioral Health and Life Coaching Svs. PLLC in Fredericksburg, VA.

2. **Gaps**
   Chef Moya has had the experience of working in the culinary business from concept to start up to sustainability. His hands-on years of experience in the "front" and "back" of the house will set the framework of MKC's working structure. Chef Moya is an expert in food costs analysis and restaurant budgets. Mrs. Moya has extensive experience working with spreadsheets and auditing records through her previous work as a State of New Jersey Department of Education Auditor. Her transferrable skills will allow for her to manage the day-to-day balancing of the business' books. In addition, MKC will identify a bookkeeper/CPA via CPB to assist in quarterly analysis of their finances. MKC will use their accountant. Frank Mitchell, CPA in Fredericksburg, VA.
   Additionally, Mrs. Moya has extensive experience as a public speaker and will use those skills to facilitate networking opportunities. Chef Moya will direct all ancillary employees that are utilized for catering events.

3. **Advisors**
   List the members of your professional/advisory support team, including:
   a. Attorney- TBD
   b. Accountant-Frank Mitchell, CPA
   c. Insurance agent-Liberty Mutual
   d. Bank of America, 7110 Harrison Road, Fredericksburg, VA Small Business Office

Organization Chart



JOB DESCRIPTIONS:

CEO/Executive Chef and Expeditor:

Manages the operation; responsible for running a profitable and successful business. The department head responsible for a foodservice establishment's kitchen/kitchens. Ensures kitchens provide nutritious, safe, eye-appealing, properly flavored food. Maintains a safe and sanitary work environment for all employees. Other duties include menu planning, budget preparation, and maintenance of payroll, food cost and other records. Specific duties involve food preparation and establishing quality standards, and training employees in cooking methods, presentation techniques, portion control and retention of nutrients. Purchases or requisitions food items, supplies and equipment. Plans or participates in menu planning and food production and apportions meat, vegetables and desserts, as well as food surpluses, to control costs. Supervises food preparation personnel to ensure food adheres to standards of quality to maintain cleanliness or kitchen and equipment. May meet with clients to plan special menus.

Chief Operating Manager:

Recruits and hires qualified employees, creates in-house job-training programs, and assists employees with their career needs. Plans and oversees parties, banquets, conventions and other special events hosted or catered by the restaurant. Responsible for Payroll and benefits, workmen's compensation, etc. Day to day financial functioning of the catering service. Responsible for soliciting banquet business and ensuring customer satisfaction with all booked events. Coordinates and supervises the execution of all banquet functions to ensure the business adheres to client specifications and that the function runs smoothly and efficiently. Helps the company create and maintain a positive image; publicizes fundraisers, parties, special discounts and other newsworthy events.

Cook:
Responsible for all fried or sautéed items prepared in the kitchen of a foodservice establishment. Portions and prepares food items prior to cooking, such as fish fillets, shrimp or veal. Other duties include preparing batter or breading, plating and garnishing cooked items, and preparing appropriate garnishes for fried or sautéed foods. Responsible for maintaining a sanitary kitchen workstation. Responsible for grilled, broiled or roasted items prepared in the kitchen of a foodservice establishment. Portions food items prior to cooking, such as steaks or fish fillets. Other duties include carving and portioning roasts, plating and garnishing cooked items, and preparing appropriate garnishes for broiled or roasted foods. Responsible for maintaining a sanitary kitchen workstation. Responsible for cold food items prepared in the kitchen of a foodservice establishment. Portions and prepares cold food items such as salads, cold appetizers, desserts, sandwiches, salad dressings and cold banquet platters. Responsible for maintaining a sanitary kitchen workstation.

Server:
Describes menu and daily specials, takes orders, serves food and makes sure customers have everything they need to enjoy their meals. Responsible for coordinating entire station and communicating front- and back-of-house personnel to provide a dining experience that meets or exceed guest expectations. May carve meats, bone fish and fowl, prepare flaming dishes and desserts at tableside and present, open and pour wine when serving guests. Observes diners to ensure they are satisfied with food and service, responds to additional requests, and determines when the meal has been completed. Rings up bills and accepts payment or refers guests to cashier. May assist bus person in stocking, removing and resetting dishes and silverware between courses, and cleaning and resetting vacated tables.

VII. Startup Expenses & Capitalization

1. Start-Up Expenses (examples/estimates)

Food Trailer Start-up Costs	15,000	
Equipment	**Estimated Cost**	Loan Program by Joe's Carts
Food Trailer + Wrap & Equipment	8041.00	Fully Loaded 6x14 Monthly Payment - $747 Down Payment - $4,000 Security Deposit Due at Trailer pick-up - $2,241 Proofer=$1800.00 Add on 25% of each on time payment goes towards your balance
Initial Product: Food/ Inventory/Supplies/equipment	2100.00	Food: 2000 / equipment: 100
Commercial Kitchen Dep.	3,000	$1,000 * 3 deposits (Jan., April, August)
Cleaning Supplies	100.00	
Website	Yearly FEE (2020 paid)	
Facebook / Twitter	Free	
Register / POS	Free	Bank of America
Uniforms / T-Shirts	$0 – $300.00	$200
Misc. Expenses (Like a Chalk Menu)	$50- $300.00	$50.00
Smallware's: Pots, Pans, etc.	$1000 – $2000	$0
Disposables	$414.00	
Richmond Food Vendor Assoc. Fees	$200.00	
Certified Food Protection Manager (CFPM)	$35.00	
Plan Review and initial health inspection	$100	
Vending Business License -Varies	$300-$400 bi-yearly	
Vendor Employee Application	$55.00	1st Employee is Free
PD Criminal Background Ck	$7.00	Per employee x 3 = @21.00
food trailer permit	$100	
BPOL	$30	
Plan Review	$40	
Food Permit	$40	
Pre-Op Inspection	$10	
Food Vendors Lic	$35	
$33,000,000 Liability Insurance	$165	
$33,000,000 Catering Liability Insurance	$165	

Equipment	TBD	
Total Low End	**$13,065**	
Total High End	**$15,000**	
		Based on Fredericksburg, Spotsylvania, Henrico Counties. Joe's Carts will help with all licensing, inspections, etc.
Food Trailer On-Going Costs and Admin Expenses		
Item	**Monthly Estimated Cost**	**Notes (Calculated Cost)**
Commercial Kitchen	$200.00	First 4 months
Phone / Internet	$187.00	$100 – $200
Fuel	$200.00	This will vary a lot.
Labor for assistant	$8 – $15 per hour is average rate. (maximum 36 hours per week on average)	10.00 per hr.($1440 gross) for 36 hours
Workmen's' Comp		Employers with less than 5 employees are not obligated to carry **workers compensation insurance** coverage.
FICA withholding tax	$89	$1068
Medicare withholding tax	$21	$252
VA State Withholding	$61.34	$720 +($280x5.75%=16.10) =$736.10
Labor for Chef (salary)	$3200.00 Gross	$38,400 yearly
Medicare self tax Chef	$1,483.27 (yrly)	$123.60 monthly (based on 2016 tax code)/State Tax $732 +/-
FICA self tax Chef	$6,342.24 (yrly)	$528.52 monthly (based on 2016 tax code)
Repairs	$1000.00	Better to budget for it. $500 monthly
Food / Beverage Restock	$2,000.00	Depends on food cost and frequency of operation.
Paper Product Restock	$800.00	Depends on food cost and frequency of operation.
Accounting	$100.00	$500 yearly +/-
Advertising	$TBD	
Car Washes		
Food Trailer Liability Insurance	33.25 (high)	This is based on annual gross sales. If the sales for your mobile food trailer business are less than **$50,000 per year**, the insurance will cost **$299 per year**. If, however, your annual gross sales are between **$50,001**-$100,000, then your policy will cost **$399 per year**. **Varies. Estimate is if they want monthly.**
Catering General Liability Insurance policies	$13.75	$165-$500 premiums. **Varies. Estimate is if they want monthly.**
EZ Pass	$35.00	
Event/Parking Fees	60.00	
Admin Supplies (printer ink, etc.)	$50.00	
Ford Car Note	$540.00	
Ford Car Insurance	$150.00	
Total:	**$10832.46**	
FORD Explorer	VA Property Tax	For Business Purposes $22,255 estimated value X $4.57 = approx. $4000* can vary

2. **Opening Day Balance Sheet**

   Please see Attached

3. **Personal Financial Statement**
   Executive Chef Hector Moya and Joyce Moya are continuing to work their full-time jobs to support their family and to pay for expenditures for MKC that they can within their budget. After the opening of Moya's Cuban Creations, Mrs. Joyce Moya will continue to work as a contractor when available to maintain financial stability in their private life. Additionally, Mrs. Moya will be working 32-50 hours per week as a private Licensed Clinical Social Worker and will be working the remaining afternoons/evenings and weekends at Moya' Cuban Creations when she is not doing private practice. In the past, due to employment layoffs, emergency surgeries for Mrs. Moya prior to marriage, etc. Mrs. Moya and Chef Moya had difficulty financially and in 2015 they declared Chapter 7 Bankruptcy. After review of the Bankruptcy documents, you will see that any reaffirmed debt has been paid off and both Chef and Mrs. Moya have increasingly built their personal credit and have been paying their personal bills in full on a timely basis. The reason we chose our business model as an LLC is to ensure that we keep our personal and professional finances separate. Keeping Chef Moya on a salary with Mrs. Moya donating her time is another way to ensure that all management of Moya's Cuban Cuisine is done in a professional and ethical manner. Mrs. Moya will manage the bookkeeping and events scheduling with the help of an assistant.

VIII. Financial Plan

1. **12-month profit & loss projection**

   PLEASE SEE ATTACHED

2. **Optional: 3-year profit & loss projection**
   TBD

   .

3. **Cash flow projection**

   Attached

4. **Optional: 3-year cash flow statement : TBD**

5. **Projected balance sheet : attached**

6. **Break-even calculation**

   See Attached

7. **Use of capital**
   MKC will be using the capital we are seeking solely for startup costs, equipment purchasing, etc.

For Raising Capital from Bankers

Bankers want to know that you'll be able to repay the loan. If the business plan is for bankers or other
lenders, include:
- We are seeking a loan of $15,000 for startup expenses and a deposit (or pay) for a Food Trailer. If we
  obtain financing for the trailer, we will be using Joe's Carts.
- Startup expenses will include all registration fees, initial inventory, and supplies.
- This startup funding will allow MKC to be able to hit the ground running for startup costs such as
  inventory, supplies etc.
- Requested repayment terms 12-24-month term loan; or

IX. Appendices

1. Agreements (Leases, contracts, purchase orders, letters of intent, etc.)-Application- Not attached

2. Menu

3. List of equipment -attached

4. Resumes of owners/key employees

5. Advertising/marketing materials- Please see www.Moyaskitchenconcepts.com and Twitter: LatinChef1

6. Trailer description by Joe's Carts (attached)

STANDARD MENU (does not include specials)

Sandwiches
Cuban Sandwich	$9.00
Medianoche Sandwich ("Half Night")	$9.00
Cuban Burger ("Frita")	$9.50
Steak Sandwich ("Pan Con Bistec")	$10.25
"Pan Con Croquette" Sandwich	$9.25
"Pan Con Chorizo" Sandwich	$10.25

Platters/Meals
Cuban Pork/Rice & Beans w/ one side (can soda or water included)	$12.50
Picadillo & Rice w/ one Side (can soda or water included)	$10.25
"Ajico" (country stew) with Rice (can soda or water included)	$10.25
"Ropa Vieja" (Old Clothes) w/ Rice and one side (can soda or water included)	$12.50
Steak, Rice, Beans w/ one Side (can soda or water included)	$14.00

Sides
Yucca Fries/Yucca Chips	$1.50
"Hervido" Yucca with Garlic	$1.25
Plantanos Maduros	$1.25

Hand Food
Papas Rellenas	$4.00
Croquata De Jamon each	$1.50
Empanaditas (Meat Or Guayaba and Cheese)	$1.75

Desserts
Arroz Con Leche	$2.50
Pastelitos De Guayaba queso	$1.75
Chocolate Churros	$3.25

Drinks
12 oz. coke products	$2.00
16.9 oz. Water	$1.00
16 oz. bottle of coke products	$3.00

ADDENDUM

Vollrath 68365 Wear-Ever 42.5 Qt. Aluminum Roast Pan with Handles (Bottom) - 22 1/8" x 20 1/8" x 6 9/16"
$105.53/Each x 5.3 % tax =$111.12
10" Aluminum Fry Pan $7.39/Each x 8 = $59.12 x 5.3% tax = $62.25
14" Aluminum Fry Pan $15.06/Each x 2 = $30.12 x 5.3% tax = $31.72
14 Qt. Standard Weight Aluminum Sauce Pot $26.99Each x 2 = $53.98x 5.3% tax = $56.84
20 Qt. Standard Weight Aluminum Sauce Pot $30.49Each x 2 = $60.98 x 5.3% tax = $64.21
Cambro 8SFSCW135 8 Qt. Clear Square Polycarbonate Food Storage Container with Winter Rose Gradations $8.84/Each x 6= $53.05 x 5.3% tax = $55.86
Cambro 12SFSCW135 12 Qt. Clear Square Polycarbonate Food Storage Container with Winter Rose Gradations $11.78Each x 6 = $70.68 x 5.3% tax = $74.42
Cambro SFC12SCPP190 Translucent 12, 18, and 22 Qt. Camwear Seal Cover $3.02/Each x 12 = $36.24 x 5.3% tax = $38.16
Choice 1/2 Size Standard Weight Anti-Jam Stainless Steel Steam Table / Hotel Pan - 4" Deep, 4 @ $7.2 = $29.00 x 5.3% tax = $30.54
1/9 Size Clear Polycarbonate Food Pan - 4" Deep need 12 @ $1.40 = $16.80 x 5.3% tax = $17.69
1/6 Size Clear Polycarbonate Food Pan - 6" Deep $2.09/Each x 24 = $50.16 x 5.3% tax = $52.82
Choice 1/6 Size Standard Weight Anti-Jam Stainless Steel Steam Table / Hotel Pan - 6" Deep 12 x $5.00/Each = $60.00 x 5.3% tax = $63.18
1/3 Size Clear Polycarbonate Food Pan - 6" Deep $4.38/Each x 12 = $52.56 x 5.3% tax = $55.35
Choice 1/3 Size Standard Weight Anti-Jam Stainless Steel Steam Table / Hotel Pan - 6" Deep $7.24/Each x 12 = $86.88 x 5.3% tax = $91.48
Baker's Mark 18" x 26" Full Size 19 Gauge Wire in Rim Aluminum Bun Pan / Sheet Pan $4.83/Each x 6 = $28.98 x 5.3% tax = $30.55
Baker's Mark 18" x 13" Half Size 19 Gauge Wire in Rim Aluminum Bun / Sheet Pan $3.36/Each x 6 = $20.16 x 5.3% tax = $21.23
Choice 3/8" French Fry Cutter / Potato Cutter $30.69/Each x 5.3% tax = $32.32
15" x 20" x 1/2" White Poly Cutting Board $11.49/Each x 2 = $22.98 x 5.3% tax = $24.20
Vollrath 40792 Cayenne 14" Single Panini Sandwich Press - Smooth Non Stick Plates 120V $579.00/Each x 2 = $1158.00 x 5.3% tax = $1219.37
Avantco SL309 9" Manual Gravity Feed Meat Slicer - 1/4 hp $269.99/Eachx 5.3% tax = $284.30

SUBTOTAL: 2589.3

PAPER GOODS/DISPOSABLES-Start Up Supplies

Visions Wrapped Black Heavy Weight Plastic Cutlery Pack with Knife, Fork, and Spoon - 500/Case
1-2 cases= $38.49/Case ea
Start up order 2 cases = $76.98 x 5.3% tax= $81.06

Choice 2 oz. Plastic Souffle Cup / Portion Cup - 2500/Case
$18.99 per case ea
Start up order 1 cases = $18.99 x 5.3% tax= $20.00

Dart Solo PL200N Medium Clear Plastic Souffle / Cup Lid - 2500/Case
1-2 cases = $22.99/Case ea
Start up order 1 cases = $22.99 x 5.3 % tax = $24.21

Durable Packaging PXT-900 Duralock 9" x 9" x 3" Clear Hinged Lid Plastic Container - 200/Case .18 each
1-2 Cases = $36. 49 ea
Start up order 2 cases = $72.98 x 5.3% tax=$76.85

Dart C19UT1 StayLock 8 1/2" x 4 1/2" x 3 5/8" Clear Hinged Plastic Small High Dome Oblong Container - 250/Case
1-2 Cases = $39.99 per case
Start up order 2 cases = $79.98 x 5.3% tax = $84.22

1/8 Size .51 Mil White Thank You Plastic T-Shirt Bag - 1000/Case
1-2 Cases = $11.49 per Case
Start up order 2 cases = $22.98 x 5.3% tax = $24.20

Heinz Ketchup - (1000) 9 Gram Portion Packets / Case - 1000/Case
1-2 Cases= $26.99 per case
Start up order 1 cases = $26.99 x 5.3% tax = $28.42

Picnic Yellow Mustard 5.5 Gram Portion Packets - 500/Case
1-2 Cases = $6.69 per case
Start up order 2 cases = $13.38 x 5.3% tax = $14.09

Choice 18" x 1000' Food Service Standard Aluminum Foil Roll
1-2 Roll = $23.49 each Roll
Start up order 1 roll = $23.49 x 5.3% tax = $24.74

Berry AEP 30550700 18" x 3000' Standard Film with Serrated Cutter
1-4 Rolls = $16.49 each Roll
Start up order 1 roll = $16.49 x 5.3% tax = $17.36

Noble Products 2" x 4" Removable Product Day Label - 500/Rol
1-11 Rolls= $5.89 per Roll
Start up order 3 roll = $17.67 x 5.3% tax = $18.63

Subtotal: $413.78

PAPER GOODS/DISPOSABLES-Monthly Replenishes

Visions Wrapped Black Heavy Weight Plastic Cutlery Pack with Knife, Fork, and Spoon - 500/Case
1-2 cases= $38.49/Case ea
4 cases = $153.96 x 5.3% tax= $162.12

Choice 2 oz. Plastic Souffle Cup / Portion Cup - 2500/Case
$18.99 per case ea
Start up order 1 case = $18.99 x 5.3% tax= $20.00

Dart Solo PL200N Medium Clear Plastic Souffle / Cup Lid - 2500/Case
1-2 cases = $22.99/Case ea
Start up order 1 case = $22.998 x 5.3 % tax = $24.21

Durable Packaging PXT-900 Duralock 9" x 9" x 3" Clear Hinged Lid Plastic Container - 200/Case .18 each
1-2 Cases = $36. 49 ea
Start up order 3 cases = $109.47 x 5.3% tax=$115.27

Dart C19UT1 StayLock 8 1/2" x 4 1/2" x 3 5/8" Clear Hinged Plastic Small High Dome Oblong Container - 250/Case
1-2 Cases = $39.99 per case
Start up order 3 cases = $119.97 x 5.3% tax = $126.33

1/8 Size .51 Mil White Thank You Plastic T-Shirt Bag - 1000/Case
1-2 Cases = $11.49 per Case
Start up order 1 case = $11.49 x 5.3% tax = $12.60

Heinz Ketchup - (1000) 9 Gram Portion Packets / Case - 1000/Case
1-2 Cases= $26.99 per case
Start up order 1 cases = $26.99 x 5.3% tax = $28.42

Piknik Yellow Mustard 5.5 Gram Portion Packets - 500/Case
1-2 Cases = $6.69 per case
Start up order 3 cases = $20.07 x 5.3% tax = $21.13

Choice 18" x 1000' Food Service Standard Aluminum Foil Roll
1-2 Roll = $23.49 each Roll
Start up order 1 roll = $23.49 x 5.3% tax = $24.74

Berry AEP 30550700 18" x 3000' Standard Film with Serrated Cutter
1-4 Rolls = $16.49 each Roll
Start up order 1 roll = $16.49 x 5.3% tax = $17.36

Noble Products 2" x 4" Removable Product Day Label - 500/Rol
   1-11 Rolls= $5.89 per Roll
   Start up order 3 roll = $17.67 x 5.3% tax = $18.63

      Subtotal: $570.81

Joe's Carts Food Trailer Proposal

Fully Loaded
Fully loaded trailer includes and features
- **6x14 Fully Enclosed Food Trailer**
- FRP fire retardant walls
- Fully Self-contained 3 Compartment sinks hand wash sink HOT/COLD
- Vinyl Flooring with Baseboard Cove
- **17-inch Commercial Griddle**
- **Upgraded Double Basket Commercial Fryers**
- **10 cu ft Full Size Fridge**
- **Full Size Commercial Food Warmer**

- **Induction Burner Tabletop Unit**
- 8 ft Customer Ventilated Hood
- Stainless Steel Equipment Table
- 120v Upgraded Full Service Electric Service
- 700-watt Microwave on custom shelf
- Bluetooth Ceiling mounted speakers
- LED interior lighting
- Exterior LED lighting
- Custom Cabinetry Over Sink Area
- Full Color Logo Front/Rear
- 13.5k BTU Ceiling Mounted **A/C**
- **TURNKEY**

Lease Option - LIMITED TIME NO CREDIT CHECK -

Lease term: 24 months, at the end of the 24 months you can give it back or keep it.
Fully Loaded 6x14
Monthly Payment - $677
Down Payment - $4,000
Security Deposit Due at Trailer pick-up - $2,032
25% of each on time payment goes towards the balance